

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Richard Chisholm
Chief Executive Officer
Evo Acquisition Corp.
10 Stateline Road
Crystal Bay, NV 89402

> **Re: Evo Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 001-40029**

Dear Richard Chisholm:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction